SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                     Alternative Living Services, Inc.
                             (Name of Issuer)

                  Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                 02145K107
                              (Cusip Number)

                             December 31, 1998
          (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02145K107

1.  Name of Reporting Person:

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


              5.   Sole Voting Power: -0-
Number of
Shares
Beneficially       6.   Shared Voting Power: -0-
Owned By
Each
Reporting               7.   Sole Dispositive Power: -0-
Person
With
              8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    1,774,333 (1)(2)(3)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares:
                                                            / /


11. Percent of Class Represented by Amount in Row (9): 7.5% (4)


12. Type of Reporting Person: PN

--------------

(1) Includes 624,411 shares obtainable upon conversion of the Issuer's 7% Convertible Subordinated Debentures due 2004 (the "7% Debentures") as follows: (i)216,877 shares obtainable upon conversion by HBK Securities Ltd. of $4,392,000 principal amount of the 7% Debentures held by HBK Securities Ltd., (ii) 223,840 shares obtainable upon conversion by HBK Finance L.P. of $4,533,000 principal amount of the 7% Debentures held by HBK Finance L.P.; and
    (iii) 183,694 shares obtainable upon conversion by HBK Offshore Fund Ltd. of $3,720,000 principal amount of the 7% Debentures held by HBK Offshore Fund Ltd. Pursuant to an Investment Management Agreement, upon conversion by HBK Securities Ltd. and HBK Offshore Fund Ltd. of the 7% Debentures held by each such entity, the Reporting Person will have sole voting and dispositive power over the shares obtainable thereby and neither of HBK Securities Ltd. nor HBK Offshore Fund Ltd. will have any beneficial ownership of such shares. Pursuant to an Amended and Restated Management Agreement, upon conversion by HBK Finance L.P. of the 7% Debentures held by such entity, the Reporting Person will have shared voting and dispositive power over the shares obtainable thereby.

(2) Includes 766,473 shares obtainable upon conversion of the 6.75% Convertible Subordinated Debentures due 2006 (the "6.75% Debentures") as follows: (i)10,550 shares obtainable upon conversion by HBK Securities Ltd. of $215,000 principal amount of the 6.75% Debentures held by HBK Securities Ltd., (ii) 180,921 shares obtainable upon conversion by HBK Finance L.P. of $3,687,000 principal amount of the 6.75% Debentures held by HBK Finance L.P.; and (iii) 575,002 shares obtainable upon conversion by HBK Offshore Fund Ltd. of $11,718,000 principal amount of the 6.75% Debentures held by HBK Offshore Fund Ltd. Pursuant to an Investment Management Agreement, upon conversion by HBK Securities Ltd. and HBK Offshore Fund Ltd. of the 6.75% Debentures held by each such entity, the Reporting Person will have sole voting and dispositive power over the shares obtainable thereby and neither of HBK Securities Ltd. nor HBK Offshore Fund Ltd. will have any beneficial ownership of such shares. Pursuant to an Amended and Restated Management Agreement, upon conversion by HBK Finance L.P. of the 6.75% Debentures held by such entity, the Reporting Person will have shared voting and dispositive power over the shares obtainable thereby.

(3) Includes 383,449 shares obtainable upon conversion of the 5.25% Convertible Subordinated Debentures due 2002 (the "5.25% Debentures") as follows: (i)121,730 shares obtainable upon conversion by HBK Securities Ltd. of $3,500,000 principal amount of the 5.25% Debentures held by HBK Securities Ltd., (ii) 126,599 shares obtainable upon conversion by HBK Finance L.P. of $3,640,000 principal amount of the 5.25% Debentures held by HBK Finance L.P.; and (iii) 135,120 shares obtainable upon conversion by HBK Offshore Fund Ltd. of $3,885,000 principal amount of the 5.25% Debentures held by HBK Offshore Fund Ltd. Pursuant to an Investment Management Agreement, upon conversion by HBK Securities Ltd. and HBK Offshore Fund Ltd. of the 5.25% Debentures held by each such entity, the Reporting Person will have sole voting and dispositive power over the shares obtainable thereby and neither of HBK Securities Ltd. nor HBK Offshore Fund Ltd. will have any beneficial ownership of such shares. Pursuant to an Amended and Restated Management Agreement, upon conversion by HBK Finance L.P. of the 5.25% Debentures held by such entity, the Reporting Person will have shared voting and dispositive power over the shares obtainable thereby.

(4) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 23,727,979.

CUSIP No. 02145K107

1.  Name of Reporting Person:

    HBK Finance L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.  SEC Use Only


4.  Citizenship or Place of Organization: Delaware


              5.   Sole Voting Power: -0-
Number of
Shares
Beneficially       6.   Shared Voting Power: -0-
Owned By
Each
Reporting               7.   Sole Dispositive Power: -0-
Person
With
              8.   Shared Dispositive Power: -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

    531,360 (1)(2)(3)

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:
                                                            / /


11. Percent of Class Represented by Amount in Row (9): 2.4% (4)


12. Type of Reporting Person: BD

--------------
(1) Includes 223,840 shares obtainable upon conversion of $4,533,000 principal amount of the 7% Debentures. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power over these shares will be shared with HBK
    Investments, L.P.

(2) Includes 180,921 shares obtainable upon conversion of $3,687,000 principal amount of the 6.75% Debentures. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power over these shares will be shared with HBK Investments, L.P.


(3) Includes 126,599 shares obtainable upon conversion of $3,640,000 principal amount of the 5.25% Debentures. Pursuant to an Amended and Restated Management Agreement, upon conversion, voting and dispositive power over these shares will be shared with HBK Investments, L.P.

(4) Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 22,485,006.

    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated April 14, 1998 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share, of Alternative Living Services, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.  Ownership.

    Item 4 is hereby amended and restated in its entirety as follows:

    (a) - (b)

    Reporting Persons

    Pursuant to an Investment Management Agreement with Securities, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 216,877 shares obtainable upon conversion of $4,392,000 principal amount of the 7% Debentures held by Securities, which constitutes approximately 0.9% of the 23,727,979 shares of the Stock deemed to be outstanding thereunder. In addition, pursuant to Rule 13d-3(d)(1)(i), Investments may be deemed to be the beneficial owner of an additional 10,550 shares obtainable upon conversion of $215,000 principal amount of the 6.75% Debentures held by Securities, which constitutes approximately 0.04% of the 23,727,979 shares of the Stock deemed outstanding thereunder. Further, pursuant to Rule 13d-3(d)(1)(i), Investments may be deemed to be the beneficial owner of an additional 121,730 shares obtainable upon conversion of $3,500,000 principal amount of the 5.25% Debentures held by Securities, which constitutes approximately 0.5% of the 23,727,979 shares of the Stock deemed outstanding thereunder. In addition, pursuant to an Investment Management Agreement with Offshore, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 183,694 shares obtainable upon conversion of $3,720,000 principal amount of the 7% Debentures held by Offshore, which constitutes approximately 0.8% of the 23,727,979 shares of the Stock deemed to be outstanding thereunder. Further, pursuant to Rule 13d-3(d)(1)(i), Investments may be deemed to be the beneficial owner of an additional 575,002 shares obtainable upon conversion of $11,718,000 principal amount of the 6.75% Debentures held by Offshore, which constitutes approximately 2.4% of the 23,727,979 shares of the Stock deemed outstanding thereunder. In addition, pursuant to Rule 13d-3(d)(1)(i), Investments may be deemed to be the beneficial owner of an additional 135,120 shares obtainable upon conversion of $3,885,000 principal amount of the 5.25% Debentures held by Offshore, which constitutes approximately 0.6% of the 23,727,979 shares of the Stock deemed outstanding thereunder. Further, pursuant to an Amended and Restated Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 223,840 shares of the Stock obtainable upon conversion of $4,533,000 principal amount of the 7% Debentures held by Finance, which constitutes approximately 0.9% of the 23,727,979 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i). In addition, pursuant to such Amended and Restated Management Agreement, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 180,921 shares of the Stock obtainable upon conversion of $3,687,000 principal amount of the 6.75% Debentures held by Finance, which constitutes approximately 0.8% of the 23,727,979 shares of the Stock deemed to be outstanding thereunder. Finally, pursuant to such Amended and Restated Management Agreement, Investments may, pursuant to Rule 13d-3(d)(1)(i), be deemed to be the beneficial owner of 126,599 shares of the Stock obtainable upon conversion of $3,640,000 principal amount of the 5.25% Debentures held by Finance, which constitutes approximately 0.5% of the 23,727,979 shares of the Stock deemed to be outstanding thereunder.

    Pursuant to Rule 13d-3(d)(1)(i), Finance may be deemed to be the beneficial owner of 223,840 shares obtainable upon conversion of $4,533,000 principal amount of the 7% Debentures held by Finance, which constitutes approximately 1.0% of the 22,485,006 shares deemed to be outstanding thereunder. In addition, pursuant to Rule 13d-3(d)(1)(i), Finance may be deemed to be the beneficial owner of an additional 180,921 shares obtainable upon conversion of $3,687,000 principal amount of the 6.75% Debentures held by Finance, which constitutes approximately 0.8% of the 22,485,006 shares of the Stock deemed to be outstanding thereunder. Finally, pursuant to Rule 13d-3(d)(1)(i), Finance may be deemed to be the beneficial owner of an additional 126,599 shares obtainable upon conversion of $3,640,000 principal amount of the 5.25% Debentures held by Finance, which constitutes approximately 0.6% of the 22,485,006 shares of the Stock deemed to be outstanding thereunder.

    Controlling Persons

    Because of its position as the sole general partner of Investments, Partners II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,774,333 shares of the Stock, which constitutes approximately 7.5% of the 23,727,979 shares of the Stock deemed to be outstanding.

    Each of (1) Fund, as sole general partner of Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 531,360 shares of the Stock, which constitutes approximately 2.4% of the 22,485,006 shares of the Stock deemed to be outstanding.

    Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 1,774,333 shares of the Stock, which constitutes approximately 7.5% of the 23,727,979 shares of the Stock deemed to be outstanding.

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

    (c)

    None of the Item 2 Persons has any power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:     February 11, 1999



                             HBK INVESTMENTS L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese (1)



                             HBK FINANCE L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese (2)



(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1     Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.